UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of July 2017

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated July 26, 2017, titled: “CNH Industrial 2017 second quarter revenues up 3% to $6.9 billion, net income at $247 million, with adjusted net income(2)(3) up 23% to $266 million or $0.19 per share. Net industrial debt at $2.1 billion”

Exhibit 99.2	CNH Industrial N.V. Second Quarter and Half-Year 2017 Results Review Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going

Name:	Michael P. Going

Title:	Corporate Secretary

July 26, 2017

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated July 26, 2017, titled: “CNH Industrial 2017 second quarter revenues up 3% to $6.9 billion, net income at $247 million, with adjusted net income(2)(3) up 23% to $266 million or $0.19 per share. Net industrial debt at $2.1 billion”

Exhibit 99.2	CNH Industrial N.V. Second Quarter and Half-Year 2017 Results Review Presentation